Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

ADVANCING TO PRODUCTION

TSX: POM & POM.RT
NYSE MKT: PLM & PLM.RT

NEWS RELEASE	2013-08

POLYMET REPORTS FIRST QUARTER FISCAL 2014 RESULTS
RIGHTS OFFERING MATERIALS DISTRIBUTED

St. Paul, Minnesota, June 11, 2013 - PolyMet Mining Corp. (TSX: POM & POM.RT; NYSE MKT: PLM & PLM.RT) (“PolyMet” or the “Company”) has filed its financial results for the three months ended April 30, 2013. It has also commenced its previously announced rights offering (the “Rights Offering”) and the Rights Offering materials, including a prospectus, and the certificate(s) representing the rights (“Rights”) have now been mailed to shareholders, subject to applicable law.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds.

FINANCIAL HIGHLIGHTS

  Loss for the three months ended April 30, 2013 was $1.660 million compared with $1.250 million for the prior year period. General and administrative expenses in the three months ending April 30, 2013 were $1.123 million compared with $0.667 million in the prior year period, excluding non-cash share based compensation. The increase primarily reflects increased public relations activity leading up to publication of the supplemental draft Environmental Impact Statement (expected later this summer) as well as increased investor relations activity related to the Rights Offering.

  At April 30, 2013 PolyMet had cash and cash equivalents of $19.109 million compared with $8.088 million at January 31, 2013. The increase in cash reflects the $20 million loan scheduled to be repaid with proceeds from the anticipated closing of a $60 million Rights Offering in early July. On a pro forma basis, adjusting for the Rights Offering (including repayment of a $20 million bridge loan and assuming the Rights Offering is fully subscribed) PolyMet would have had cash and equivalents of approximately $58 million net of standby fees payable in connection with the Rights Offering.

  PolyMet invested $4.855 million into its NorthMet project during the three months ended April 30, 2013, compared with $4.096 million in the prior year period, excluding a $2.092 million purchase of wetland restoration properties in the prior year period.

  As of April 30, 2013 PolyMet had spent $55.565 million on environmental review and permitting, of which $49.114 million has been spent since the NorthMet project moved from exploration to development stage on October 31, 2006, following publication of the Definitive Feasibility Study.

RIGHTS OFFERING

If you are a registered shareholder in an eligible jurisdiction (US, Alberta, British Columbia, or Ontario), you should receive the Rights certificates and Rights Offering materials directly.

If your shares are held indirectly through a securities broker or dealer, bank, or trust company, such intermediary should receive the information and pass it on to you. Please contact your broker or other intermediary immediately to ensure that the Rights are in your account and you receive other documentation.

If you are a registered shareholder in any jurisdiction other than the US, Alberta, British Columbia, or Ontario (but only if you are a registered shareholder) you may complete a "Request for Approved Eligible Holder Status" and return to Computershare Investor Services Inc., the "Subscription Agent". For further information, please contact Stephanie Hunter at shunter@polymetmining.com or +1 (416) 915-4149.

For every two Rights you hold, you can purchase one new common share of PolyMet for US$0.66 at any time until 5:00 p.m. Eastern time on July 3, 2013. If you do not wish to exercise your Rights, you can also sell or assign your Rights through the TSX or NYSE MKT. If you allow your Rights to expire without subscribing for new shares, your ownership in PolyMet will be diluted and those shares will be acquired by other shareholders under the Additional Subscription Privilege and the Standby Agreement as described in the final prospectus dated May 23, 2013.

Copies of the Rights Offering materials may be obtained from the Company by calling +1 (651) 389-4100 or Computershare Investor Services Inc., the subscription agent for the Company, at +1 (800) 564-6253. You may also contact PolyMet or the subscription agent if you have any questions regarding the Rights Offering or require assistance in exercising your Rights.

For further information on the Rights Offering, please refer to: http://www.polymetmining.com/investors/investor-faq/

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	April 30, 2013	January 31, 2013

Cash & equivalents	$19,109	$8,088
Working capital	<2,999>	2,629
Total assets	253,515	236,127
Long term liabilities	111.742	93.215
Shareholders’ equity	141,773	142,912

	Three months ended April 30,
Income Statement	2013	2012
General & administrative expense excluding non-cash share based compensation	$1,123	$667
Non-cash share based compensation	$184	$616
Other income (loss)	$353	$(33)
Income (loss) before tax	$1,660	$1,250
Income (loss) per share	$(0.01)	$(0.01)
Investing Activities
NorthMet Property	$4,912	$6,188
Weighted average shares outstanding	183,252,339	176,390,990

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2150
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us
www.mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the closing of the Rights Offering, the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PolyMet has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, for the offering to which this communication relates. Before investing, prospective investors should read the prospectus in that registration statement and other documents the issuer has filed with the U.S. Securities and Exchange Commission, for more complete information about PolyMet and this offering. The documents are available free of charge by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov. Alternatively, PolyMet will arrange to send you the prospectus if you request it by calling 1-416 915-4149.